SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

DUPONT 401(K) AND PROFIT SHARING PLAN

(FULL TITLE OF THE PLAN)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 MARKET STREET WILMINGTON,

DELAWARE 19898

(NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

DuPont 401(k) and Profit Sharing Plan

Dated: June 25, 2004

By:	/s/ M. Regina Lee
M. Regina Lee
Global Director
Human Resources Delivery & Client Services

DuPont 401(k) and Profit Sharing Plan

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the DuPont 401(k) and Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DuPont 401(k) and Profit Sharing Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 25, 2004

DuPont 401(k) and Profit Sharing Plan

Statement of Net Assets Available for Benefits

December 31, 2003

2003
Assets:
Investments:
Company stock fund	$314,351
Mutual funds	2,437,333
Common/collective trust funds	2,009,417
Participant loans	101,092

Total investments	4,862,193

Receivables:
Dividends and interest	12

Total receivables	12

Net assets available for benefits	$4,862,205

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2003

2003
Additions:
Investment income:
Net appreciation in fair value of investments	$360,075
Interest and dividend income	56,565

416,640

Contributions:
Participant	1,275,618
Employer	499,640

1,775,258

Conversions In	2,805,908

Total additions	4,997,806

Deductions:
Benefits paid to participants	135,361
Administrative expenses	240

Total deductions	135,601

Net increase	4,862,205

Net assets available for benefits:
Beginning of year	—

End of year	$4,862,205

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statement

For the Year Ended December 31, 2003

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the DuPont 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan, which was effective January 1, 2003, is a defined contribution plan sponsored by E. I. du Pont de Nemours and Company (Plan Sponsor). Any eligible employees of the Plan Sponsor’s subsidiaries or general partnerships, which have adopted the Plan with the Plan Sponsor’s approval, are eligible to participate in the Plan. Currently, eligible employees, as defined in the Plan, of DuPont Holographics, Inc., DuPont Displays Solutions, Inc. (formerly known as Polar Vision, Inc.), and DuPont Displays, Inc. (formerly known as Uniax, Inc.), (collectively the Employer or the Company) are covered under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. In May and August 2003, the DuPont Holographics, Inc. 401(k) and Profit Sharing Plan, the Polar Vision, Inc. 401(k) Retirement Savings Plan, and The DuPont Displays, Inc. 401(k) Plan were merged into the DuPont 401(k) and Profit Sharing Plan.

The designated trustee of the Plan is Merrill Lynch Trust Co., FSB, (“Merrill Lynch”).

Eligibility

All employees of a Company are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company. Participation begins the first day of employment.

Contributions

Eligible employees may participate in the Plan by authorizing the Company to make before-tax payroll deductions of between 1 percent to 75 percent of their eligible earnings for deposit in the Plan. Participants who are or will attain age 50 by the end of the plan year may elect to contribute an additional amount as before tax catch-up contributions, in the amount permitted by law. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms. A participant may change his or her deferral election at any time.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statement

For the Year Ended December 31, 2003

The Company provides a Matching contribution of 100 percent of the participant’s before-tax contributions that do not exceed 3 percent of their eligible compensation plus an additional Matching contribution of 50 percent of any before-tax contributions that exceed 3 percent but do not exceed 5 percent of the participant’s eligible compensation.

In addition, the Plan permits the Company to make a discretionary Profit Sharing Contribution. No such contribution was made for the year ended December 31, 2003.

Upon enrollment in the Plan, a participant may direct employee, Matching and Profit Sharing contributions to certain investment options available. Participants may allocate the contributions among these investment options in multiples of 1 percent. Amounts earned for a participant’s account are credited to such participant’s current investment option.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the ratio of the balance of that participant’s investment option account to the sum of the balances of all participants’ investment option accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants have a fully and immediately vested interest in the portion of their accounts contributed by them, the Company’s Matching Contribution and in the earnings of such contributions. A participant’s vested interest in the Company’s Profit Sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
immediately upon participation	0%
1	33%
2	66%
3 or more	100%

In addition, a participant becomes 100 percent vested in all contributions upon attainment of normal retirement age (age 59 ½ ) or disability or death while employed by the Employer.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statement

For the Year Ended December 31, 2003

Forfeited Accounts

Forfeitures of the Employer’s contributions may occur if a participant terminates or withdraws his or her Profit Sharing Contributions prior to the full vesting period. These forfeitures will be used, as defined in the Plan, to pay administrative expenses and may reduce the amount of Employer contributions. There were no forfeited amounts during the plan year ended December 31, 2003.

Participant Loans

Participants may borrow from their vested 401(k) and Matching fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates, commensurate with local prevailing rates as determined by the Plan administrator. At December 31, 2003, the rates range from 5% to 11.5%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

In the case of normal retirement, retirement due to permanent disability or termination of employment, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution or in installments payable in cash or in kind, or part in cash and part in kind over a period not to exceed the expected future lifetime, or the joint expected future lifetime (based on actuarial tables) of the participant and their spouse.

Withdrawals

A withdrawal of all or a portion of a participant’s account may be made under certain conditions including election by the participant after attaining age 59½, separation from service, death or disability, or plan termination. Withdrawals of employee contributions for undue financial hardship are also permitted. Withdrawals are subject to federal income taxes.

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the year ended December 31, 2003, the Plan paid $240 in administrative expenses. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investment shall be included in the cost of such securities or investments or deducted from the sales proceeds.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statement

For the Year Ended December 31, 2003

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year end. The Company stock fund is valued at its year-end unit closing price (defined as the year-end market price of common stock plus the uninvested cash position). Participant loans and short-term investments are valued at cost which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the Company Stock Fund securities are based on average cost on the securities sold. Purchases and sales of investments are recorded on a trade-date basis. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

Investments that represent more than 5% of the net assets available for benefits as of December 31, 2003 were as follows:

2003
Merrill Lynch Retirement Preservation Trust	$1,661,762
MFS Total Return Fund	400,786
Templeton Growth Fund A	255,872
Franklin Balance Sheet	465,677
ML Basic Value Fund Class I	294,276
DuPont Stock Fund	314,351

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statement

For the Year Ended December 31, 2003

During the year ended December 31, 2003, the Plan’s investments, including realized and unrealized gains and losses, appreciated in value as follows:

2003
Company stock funds	$26,299
Mutual funds	287,943
Common/collective trust funds	45,833

$360,075

NOTE 4 – TAX STATUS

The Plan Sponsor has adopted the Merrill Lynch Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (the “Merrill Lynch Prototype Plan”). The Merrill Lynch Prototype Plan received an Opinion Letter from the IRS dated June 4, 2002 stating that the form of the plan is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Stock Fund investment option. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the profit sharing contributions.

DuPont 401(k) and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(d) Current Value
*	Merrill Lynch Small Cap Index CT Tier 2	Common/Collective Trusts		$86,414
*	Merrill Lynch Equity Index TR Tier 6	Common/Collective Trusts		231,172
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trusts		30,069
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trusts		1,661,762

	Total common/collective trust funds			$2,009,417

*	Merrill Lynch International Value Fund Class A	Registered Investment Company		$22,272
	Franklin Small-Mid Cap Growth Fund Class A	Registered Investment Company		213,764
*	Merrill Lynch Fundenemental Growth Fund Class I	Registered Investment Company		186,860
*	Merrill Lynch Global Growth Fund Class A	Registered Investment Company		30,116
	MFS Total Return Fund	Registered Investment Company		400,786
	Templeton Growth Fund A	Registered Investment Company		255,872
	AIM Premier Equity Fund A	Registered Investment Company		120,681
	AIM Equity Constellation Fund	Registered Investment Company		85,555
	Franklin Balance Sheet	Registered Investment Company		465,677
	Templeton Foreign Fund	Registered Investment Company		47,880
	Franklin Custody Fund Inc Growth	Registered Investment Company		81,151
	MFS Research Fund	Registered Investment Company		65,414
*	ML Balanced Capital Fund Class I	Registered Investment Company		167,029
*	ML Basic Value Fund Class I	Registered Investment Company		294,276

	Total mutual funds			$2,437,333

*	DuPont Stock Fund	Company Stock Fund		$314,351

	Participant loans	5% to 11.5%		$101,092

				$4,862,193

*	Party-in-interest
**	Cost information omitted for participant directed investments